SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated May 25, 2017

BT Group plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            ☑            Form 40-F            ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            ☐             No            ☑

Enclosure: Notice of meeting 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
By:	/s/ Dan Fitz
Name: Dan Fitz
Title: Company Secretary

Date: May 25, 2017

2

BT Group plc

Notice of meeting

2017

Welcome to the BT Group plc

Notice of meeting 2017

We will hold our AGM at Old Billingsgate, 1 Old Billingsgate Walk, London, EC3R 6DX at 10.30am on Wednesday 12 July 2017.

This document is important and requires your immediate attention. Please read it straight away.

If you have any doubts about what action you need to take, you should consult your authorised financial adviser. If you have sold or transferred all of your shares, you should pass this booklet and accompanying documents to the person through whom you sold or transferred them, to forward to the purchaser or transferee.

In this document, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries and lines of business, internal service unit, or any of them as the context may require.

A reference to a year expressed as 2016/17 is to the financial year ended 31 March 2017 and a reference to a year expressed as 2017 is to the calendar year. This convention applies similarly to any reference to a previous or subsequent year. References to ‘this year’, ‘the year’ and ‘the current year’ are to the financial year ended 31 March 2017. References to ‘last year’ and ‘the prior year’ are to the financial year ended 31 March 2016.

Contents
2	Chairman’s letter

5	Board of Directors

7	Notice of meeting

14	AGM information

Throughout the Notice look out for these. Further reading online

Notice of Meeting 2017	BT Group plc	1

Chairman’s letter

As I write my tenth and final chairman’s letter, I look back at the progress BT has made over the past decade. It has been a privilege to oversee a period in which BT took the decision in 2008, at a time of great macroeconomic uncertainty, to begin a rollout that has now passed over 26.5 million premises with fibre broadband. Other highlights include launching BT Sport in 2013 and acquiring EE in 2016. Over the past decade, we have also returned over £1 per share to shareholders in the form of dividends. I am pleased to say that BT is an immensely stronger company than it was ten years ago.

However, 2017 has presented its challenges. While we have made significant progress in many areas, concluding the Ofcom Openreach review and successfully integrating EE into the BT Group, we have also had to address some significant issues. In particular the fraud in our Italian business, trading in the UK public sector and international corporates, and the fine that we received from Ofcom for historical process failures in Openreach are very disappointing.

We detail in our Annual Report 2017 further information on these matters, as well as details of the measures we have put in place to resolve them. The Board takes them very seriously and has extensively investigated the causes to ensure that they cannot happen again.

Investing in the UK’s digital future

As we look ahead to the UK’s exit from the European Union, it is more important than ever that we have strong British companies investing in our country’s future. We invested around £2bn in the UK’s fixed and mobile communications networks this year, taking fibre broadband further and vastly expanding 4G mobile network coverage. Looking ahead, we have bold ambitions to reach 12 million premises with ultrafast broadband by the end of 2020, as well as covering 95% of the UK’s landmass with 4G.

We also take seriously our responsibility to invest in the UK’s workforce. We hired 900 apprentices this year, with plans to increase this to over 2,000 next year. And our investment in people is leading to better outcomes for our customers. We hired 1,500 people into Openreach this year, mostly engineers, helping to halve the number of missed customer appointments in the fourth quarter, year on year. Meanwhile, we have also hired more than 5,000 new people into customer-facing roles at our contact centres in the UK and Ireland, meaning that 100% of EE’s contact centre calls are now handled in the UK and Ireland, with considerable onshoring progress also made at Consumer this year.

2	BT Group plc	Notice of Meeting 2017

We are also investing in innovative technologies, continuing BT’s proud history in this area. We have been the UK’s third largest investor in research and development over the past decade, and this year launched the Tommy Flowers Institute, a new Higher Education ICT training institute at our research laboratories at Adastral Park.

We are also using technology to support communities. This year we helped generate £95m towards good causes. We also continue to train teachers in tech literacy, giving more than a million children the skills they will need for the future, with an aim to reach five million by 2020.

Investigation into BT Italy

Following allegations of inappropriate behaviours in our Italian business, we conducted an investigation, including an independent review by KPMG LLP. I am very disappointed by what we discovered, including extensive improper accounting practices and a complex set of improper sales, purchase, factoring and leasing transactions. These activities led to the overstatement of earnings and assets in our Italian business. We have detailed on page 6 of the Annual Report 2017 the issues that arose and the steps that we have taken in relation to these matters.

Agreement with Ofcom on Openreach governance

An important step this year was the agreement reached in March with Ofcom on the future governance of Openreach. This agreement comes after two years of discussions, and will see Openreach become a distinct, legally separate company within the BT Group. It will see Openreach assume greater independence under its own board. We appointed Mike McTighe as Openreach chairman in November 2016. Sir Brendan Barber, Edward Astle and Liz Benison then joined the new Openreach board as independent members in early 2017. Clive Selley, the Openreach CEO, will report into Mike

McTighe, with accountability to the BT Group, as the CEO of a wholly owned subsidiary. This includes accountability to the BT Group chief executive with regards to certain legal and fiduciary duties that are consistent with BT’s responsibilities as a listed company.

Your Board and voting at the AGM

Your Board is responsible for our strategy and for overseeing our performance. The Board has played an active role in the year’s major decisions. We had in depth discussions on our Italian business, the Digital Communications Review, Deemed Consent and BT Sport.

I am delighted Jan du Plessis has been chosen to succeed me as chairman. Over the past 10 years, BT has made huge progress and we have transformed and expanded the business. While clearly there are continuing challenges, our performance remains on track. This gives me great confidence in BT’s future and I wish Jan every success as he heads the company at this important time.

Jan will join the Board as a non-executive director on 1 June and will become chairman on 1 November.

As the Board has appointed Jan since the last AGM, he will retire at this year’s AGM and be proposed for election. He brings great experience, having been chairman of British American Tobacco, SABMiller, and Rio Tinto.

All other directors will stand for re-election.

I met each director individually during the year to review their performance. I consider that each director continues to make an effective contribution to the Board debating a wide range of issues, and demonstrates a high level of commitment to the role. As the senior independent director, Nick Rose reviewed and discussed my own

Notice of Meeting 2017	BT Group plc	3

performance with me during the year, taking into account feedback from the other Board members.

At this year’s AGM we’re proposing 23 resolutions. We provide details of these resolutons on pages 8 to 12 of this Notice and the Board recommends that you vote in favour of these. The biographies of the directors standing for election or re-election are on pages 5 to 6.

Your vote is important to us. If you’re not coming to the AGM, and you want to vote on any of the resolutions, you can do this online or by post. You can find an audio version of this document at www.bt.com/annualreport together with our Annual Report & Form 20-F 2017 and other shareholder information.

Rewarding our shareholders

Our goal remains to deliver sustainable, profitable revenue growth. Together with our cost transformation activities, this will support long-term cash flow growth and therefore create value for our shareholders.

The strength of our business means that despite some difficulties this year, we can still fulfil our policy of paying a progressive dividend. The Board is proposing a final dividend of 10.55p, up 10%. This gives a full year dividend of 15.40p, also up 10%. However, given the importance of maintaining flexibility for investment, dividend growth in 2017/2018 will be lower than the 10% previously anticipated. The rate of future dividend growth will reflect a number of factors, including underlying medium term earnings growth, the level of investment spending and other cash commitments. The Board believes that this dividend policy appropriately balances the interests of all stakeholders and provides a solid foundation for future growth, underpinned by an ongoing commitment to investment that delivers sustainable long-term value for customers and shareholders.

Whilst we have undoubtedly faced challenges this year, we must not lose sight of the people, infrastructure and services that make BT a great company, with an important role to play in the future of how people in the UK and around the world live their lives.

As I leave BT I would like to thank my colleagues on the Board, Gavin Patterson, our CEO and the management team whose support I have valued highly over the years.

In my first chairman’s message ten years ago, I closed by saying there was every reason for optimism. Looking forward, I have great confidence that remains the case today.

/s/ Sir Michael Rake

Sir Michael Rake

Chairman

11 May 2017

View this document online at: www.bt.com/annualreport

4	BT Group plc	Notice of Meeting 2017

Board of

Directors

The directors standing for election

or re-election at the 2017 AGM.

  Sir Michael Rake

Chairman

Appointed to the Board as chairman in September 2007. Age 69.

Skills and experience

Sir Michael has financial, risk, international business and professional services expertise gained during his time at KPMG (1974 to 2007) where he was senior partner in the UK from 1998 and international chairman from 2002. He was knighted in 2007 and is a former president of the Confederation of British Industry.

Other appointments include

Chairman of Worldpay Group, International Chamber of Commerce UK and Majid Al Futtaim Holdings and a director of S&P Global (formerly McGraw Hill Financial).

  Gavin Patterson

Chief Executive

Appointed chief executive in September 2013 and on the Board since June 2008. Age 49.

Skills and experience

Gavin has experience in sales, marketing, technology and operations. He was previously CEO, BT Retail and from 2004 to 2008 was managing director, BT Consumer (BT Retail). Before joining BT, Gavin was managing director of the consumer division of Telewest (now Virgin Media). Prior to that he spent nine years at Procter & Gamble, rising to become European marketing director.

Other appointments include

Non-executive director of British Airways and a member of the CBI President’s Committee.

  Simon Lowth

Group Finance Director

Appointed to the Board as group finance director in July 2016. Age 55.

Skills and experience

Simon has experience in finance, accounting, risk, corporate strategy and mergers and acquisitions. He was CFO and executive director of BG Group before the takeover by Royal Dutch Shell in February 2016. Simon was CFO and an executive director of AstraZeneca from 2007 to 2013, and an executive director of ScottishPower from 2003 to 2007, and was appointed finance director in 2005. Prior to that, Simon was a director of McKinsey & Company.

Other appointments

None outside BT.

  Tony Ball

Independent non-executive director

Appointed to the Board in July 2009. Age 61.

Skills and experience

Tony brings international business expertise in addition to financial, operational, sales, marketing and media experience. From 1999 to 2003 Tony was chief executive of BSkyB and until 2013 chairman of Germany’s largest cable operator, Kabel Deutschland GmbH. He has held a number of senior executive positions in broadcasting and telecoms businesses in the UK, US and Continental Europe.

Other appointments include

Senior adviser to Providence Equity Partners, chairman of the advisory council of Portland PR, Ambassadors Theatre Group and Bite Group.

Notice of Meeting 2017	BT Group plc	5

Key to membership of Board committees

Audit & Risk	Sustainable & Responsible Business	Equality of Access Board	Committee
Integration	Nominating & Governance	Operating	Chair
BT Pensions	Remuneration	Technology

  Iain Conn

Independent non-executive director

Appointed to the Board in June 2014. Age 54.

Skills and experience

Iain has significant international experience, and understanding of technology and energy markets. Iain joined Centrica as chief executive in January 2015 having been with BP since 1986. From 2004 to 2014 Iain was executive director of BP and chief executive downstream from 2007 to 2014. Until May 2014, Iain was a non- executive director of Rolls-Royce for nine years, and senior independent director.

Other appointments include

Member of the CBI President’s Committee, chairman of the advisory board of the Imperial College Business School and member of the Imperial College Council.

  Jan du Plessis

Independent non-executive director

Appointed to the Board in June 2017. Age 63.

Skills and experience

Jan has significant experience on the boards of major UK public companies, having served as chairman and non-executive director of various FTSE100 companies across a range of sectors. Jan has been chairman of Rio Tinto since 2009. Until October 2016 he was chairman of SABMiller, a role he held since July 2015, having been with the company since 2014. He was also a director and senior independent director of Marks & Spencer from 2008 and 2012 respectively until March 2015.

Other appointments

Chairman of Rio Tinto.

  Tim Höttges

Non-independent non-executive director

Appointed to the Board in January 2016. Age 54.

Skills and experience

Tim has international telecoms experience having been CEO of Deutsche Telekom since January 2014, and with the company since 2000. From 2009 until his appointment as CEO, he was a member of the board of management responsible for finance and controlling. From 2006 to 2009 he was a member of the board of management responsible for the T-Home unit. In this position, he was in charge of fixed-network and broadband business, as well as integrated sales and service in Germany.

Other appointments include

Chairman of T-Mobile US and a supervisory board member of FC Bayern München AG and of Henkel AG & Co. KGaA.

  Isabel Hudson

Independent non-executive director

Appointed to the Board in November 2014. Age 57.

Skills and experience

Isabel has experience in the financial sector as well as pensions, risk, control, governance and international business. Isabel was previously a non-executive director of The Pensions Regulator, MGM Advantage, QBE Insurance, Standard Life and an executive director of Prudential Assurance Company in the UK.

Other appointments include

Executive chair of National House Building Council and senior independent director of RSA Insurance. Isabel is also an ambassador for the disability charity, SCOPE.

  Mike Inglis

Independent non-executive director

Appointed to the Board in September 2015. Age 57.

Skills and experience

Mike’s technology experience includes serving on the board of ARM Holdings from 2002 to 2013, with roles including chief commercial officer, executive vice president and general manager of the processor division and executive vice president of sales and marketing. Prior to joining ARM, Mike worked in management consultancy with AT Kearney and held a number of senior operational and marketing positions at Motorola. Mike was previously a director at Pace.

Other appointments include

Non-executive chairman of Ilika and a director of Advanced Micro Devices.

  Karen Richardson

Independent non-executive director

Appointed to the Board in November 2011. Age 54.

Skills and experience

With a career over 30 years in the technology and software industry, Karen brings experience in technology having held a number of senior operating roles in both the public and private technology sector. She is a former adviser to Silver Lake Partners, was with NASDAQ- listed software company Epiphany Inc, latterly as chief executive and has served on a number of corporate boards including VirtuOz, Proofpoint, Hi5 Networks and Convercent.

Other appointments include

Director of AYASDI, Exponent, HackerRank, and Worldpay Group.

  Nick Rose

Independent non-executive director

Appointed to the Board in January 2011 and senior independent director since March 2014. Age 59.

Skills and experience

Nick brings experience in finance, risk, control, governance and international business expertise. He was chief financial officer of Diageo prior to his retirement in December 2010, having joined the board in 1999.

Other appointments include

Chairman of Williams Grand Prix Holdings, senior independent director of BAE Systems and non-executive chairman of Loch Lomond Scotch Whisky. Adviser to CCMP Capital.

  Jasmine Whitbread

Independent non-executive director

Appointed to the Board in January 2011. Age 53.

Skills and experience

Jasmine has experience in transforming large complex organisations in the UK and internationally and brings an understanding of corporate social responsibility and sustainable business. She was previously chief executive of Save the Children International and has a background in technology marketing.

Other appointments include

Chief executive of London First and non-executive director of Standard Chartered.

6	BT Group plc	Notice of Meeting 2017

Notice of meeting

This Notice provides details of the resolutions to be proposed at the Annual General Meeting (AGM) on Wednesday 12 July 2017.

Why the AGM is important

Your role

We want you to know what’s happening in your company. The AGM is your opportunity to hear – straight from the chairman and chief executive – about how your company is doing.

Inside this section

Resolutions

Your vote is important to us.

We’re proposing 23 resolutions at the AGM. We’ve provided further details about these resolutions on pages 8 to 12 so you can make an informed decision when voting.

What to do

Voting

Your AGM admission card/proxy card contains details of what you need to do to vote. Please bring your AGM admission card/proxy card or email notification with you to help with identification, and keep it until the end of the meeting to vote. If you’re not going to be at the AGM, and you want to vote on any of the resolutions, please complete the enclosed AGM admission card/proxy card and return it to our Registrars, Equiniti by 10:30am on Monday 10 July 2017. Alternatively, you can use this card to appoint another person (a proxy) to attend the meeting on your behalf. Your proxy can speak and vote at the meeting.

Key dates

TIME AND DATE	WHAT HAPPENS

10:30am Monday 10 July 2017	Deadline for receipt of online or postal proxy appointment and voting instructions by our Registrars, Equiniti.

10:30am Wednesday 12 July 2017	AGM at Old Billingsgate, 1 Old Billingsgate Walk, London, EC3R 6DX.

Friday 11 August 2017	Record date for entitlement to the 2016/17 final dividend.

Monday 4 September 2017	Payment of the 2016/17 final dividend to holders of ordinary shares.

Notice of Meeting 2017	BT Group plc	7

Notice of meeting continued

The 2017 Annual General Meeting (AGM) of BT Group plc will be held at Old Billingsgate, 1 Old Billingsgate Walk, London, EC3R 6DX at 10:30am on Wednesday 12 July 2017 to consider the following:

Ordinary business

Resolutions 1 to 18 will be proposed as ordinary resolutions.

Resolution 1: Report and accounts

That the accounts and reports of the directors and the auditors for the year ended 31 March 2017 be received.

By law, the directors have to present these accounts and reports contained in the company’s Annual Report to the meeting.

Resolution 2: Annual remuneration report

That the annual remuneration report as set out on pages 122 to 137 of the Annual Report (www.bt.com/annualreport) for the year ended 31 March 2017 be received and approved.

This vote is advisory, in respect of the overall remuneration package, and the directors’ entitlements to remuneration are not conditional upon this resolution being passed.

Resolution 3: Remuneration policy

That the directors’ remuneration policy as set out on pages 138 to 145 of the Annual Report (www.bt.com/annualreport) for the year ended 31 March 2017 be received and approved.

This resolution seeks approval, on a binding basis, of the directors’ remuneration policy. If this resolution is approved, the directors’ remuneration policy will remain in effect (unless further altered by shareholder vote) for three years commencing from the date of the 2017 AGM. Once the directors’ remuneration policy is approved, the company will not be able to make a remuneration payment to a current or prospective director, or a payment for loss of office to a current or past director, unless that payment is consistent with the directors’ remuneration policy or has otherwise been approved by a resolution of the shareholders.

Resolution 4: Final dividend

That the final dividend of 10.55p per share recommended by the directors be declared to be payable on 4 September 2017 to holders of ordinary shares registered at the close of business on 11 August 2017.

The final dividend declared cannot exceed the amount recommended by the directors.

Resolutions 5 to 16: Directors

The company’s articles of association require any director appointed by the Board to retire at the AGM following that appointment and stand for election. This applies to Jan du Plessis who will join the Board on 1 June 2017. In accordance with the UK Corporate Governance Code all other directors will stand for re-election.

We set out the biographies of the directors standing for election or re-election on pages 5 and 6.

Resolution 5

That Sir Michael Rake be re-elected as a director.

Resolution 6

That Gavin Patterson be re-elected as a director.

8	BT Group plc	Notice of Meeting 2017

Resolution 7

That Simon Lowth be re-elected as a director.

Resolution 8

That Tony Ball be re-elected as a director.

Resolution 9

That Iain Conn be re-elected as a director.

Resolution 10

That Tim Höttges be re-elected as a director.

Resolution 11

That Isabel Hudson be re-elected as a director.

Resolution 12

That Mike Inglis be re-elected as a director.

Resolution 13

That Karen Richardson be re-elected as a director.

Resolution 14

That Nick Rose be re-elected as a director.

Resolution 15

That Jasmine Whitbread be re-elected as a director.

Resolution 16

That Jan du Plessis be elected as a director.

Resolution 17: Auditors’ appointment

That PricewaterhouseCoopers LLP (PwC) be re-appointed auditors of the company, to hold office until the end of the next general meeting at which accounts are laid before the company.

At each general meeting at which the company’s accounts are presented, the company is required to appoint auditors to serve until the next general meeting.

We are conducting a tender of our external auditors, with a view to appointing new auditors for the financial year 2018/19 following shareholder approval of the new auditors’ appointment at the 2018 AGM. We expect the audit tender process to be completed by the time of the AGM in July 2017.

PwC are not participating in the tender process therefore 2017/18 will be the last financial year for which PwC will hold office as our external auditors.

Resolution 18: Auditors’ remuneration

That the directors be authorised to decide the auditors’ remuneration.

This resolution seeks authority for the Audit & Risk Committee to determine the auditors’ remuneration.

Special business

The following resolution will be proposed as an ordinary resolution.

Resolution 19: Authority to allot shares

That:

(a)	the authority and power conferred on the directors in relation to the section 551 Amount by Article 71 of the company’s articles of association (Articles) be renewed until the end of the next Annual General Meeting (AGM) and for that period the section 551 Amount will be £164 million; and

(b)	the directors be authorised generally and without conditions under section 551 of the Companies Act 2006 (2006 Act) to allot shares and to grant rights to subscribe for or to convert any security into shares in the company up to a further nominal amount of £164 million in connection with a rights issue.

Notice of Meeting 2017	BT Group plc	9

Notice of meeting continued

This authority expires at the end of the next AGM. The Board can make offers and enter into agreements which would, or might, need shares to be allotted and rights to be granted after that expiry.

These authorities replace and supersede the authorities sought and granted under section 551 of the 2006 Act at the last AGM.

The company’s Articles and paragraph (a) above give a general authority to the Board to allot new shares up to a nominal value of £164 million, which is equivalent to approximately 33% of the company’s issued share capital (excluding treasury shares) at the date of this Notice.

Paragraph (b) gives an authority to the directors to allot new shares only in connection with a rights issue up to a further face value of £164 million, which is equivalent to approximately 33% of the company’s issued share capital (excluding treasury shares) at the date of this Notice.

These authorities will expire at the end of the 2018 AGM. See the notes to Resolution 21 for more information on treasury shares.

The following three resolutions will be proposed as special resolutions.

Resolution 20: Authority to allot shares for cash

That subject to the passing of Resolution 19:

(a)	the authority and power conferred on the directors by Article 71 of the company’s Articles be renewed for the period referred to in Resolution 19 and for that period the section 561 Amount will be £24.9 million; and

(b)	the directors have power to allot equity securities (within the meaning of section 560(1) of the 2006 Act) entirely paid for in cash under the authority given by paragraph

(b) of Resolution 19 in connection with a rights issue as if section 561(1) of the 2006 Act did not apply to such allotment. This power expires at the end of the next AGM but the company can make offers and enter into agreements which would, or might, need equity securities to be allotted after that expiry.

In this resolution words defined in Resolution 19 have the same meaning, and references to an allotment of equity securities include a sale of treasury shares.

This resolution renews the powers given to the Board to allot equity securities without needing to offer these shares to existing shareholders first: for cash up to an amount representing approximately 5% of the issued share capital (excluding treasury shares) at the date of this Notice, approximately 498 million shares; and in connection with a rights issue.

There are no current plans to undertake a rights issue, or to allot shares except in connection with the company’s employee share plans.

Resolutions 19 and 20 ensure that the directors retain the flexibility to act in the best interests of shareholders, when opportunities occur, by allotting shares. Over a three-year rolling period, except in a rights issue or pre-emptive offer, this disapplication will not exceed 7.5% of issued share capital (excluding treasury shares).

Resolution 21: Authority to purchase own shares

That the company has general and unconditional authority to make market purchases (as defined in section 693(4) of the Companies Act 2006) of shares of 5p each in the company, subject to the following conditions:

(a)	the maximum number of shares which may be purchased is 996 million shares;

10	BT Group plc	Notice of Meeting 2017

(b)	the minimum price (excluding expenses) which may be paid for each share is 5p;

(c)	the maximum price (excluding expenses) which the company may pay for each share cannot be more than the higher of:

(i)	105% of the average market value of a share in the company for the five business days prior to the day the purchase is made; and

(ii)	the value of a share in the company calculated on the basis of the higher of the price quoted for: (a) the last independent trade of; or (b) the highest current independent bid for any number of shares in the company on the trading venues where the purchase is carried out; and

(d)	this authority expires at the end of the next AGM, except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry.

This resolution renews the company’s general authority to buy its own shares on similar terms to previous years’ authorities. It would be limited to 996 million ordinary shares, representing 10% of the issued share capital (excluding treasury shares) at the date of this Notice. The directors would exercise this authority only after considering the effects on earnings per share and the benefits for shareholders generally. The purchase of shares by the company under this authority would be a purchase in the market.

Use of this authority should not be confused with any share dealing facilities that may be offered to shareholders by the company.

Shares purchased by the company out of distributable profits could be held as treasury shares, which could then be cancelled, sold for cash or used to meet the company’s obligations under its employee share plans.

During 2016/17, 34 million shares were purchased (0.34% of the share capital) for a consideration of £150 million at an average price of £4.41 per share, under this authority.

At 8 May 2017, 34 million treasury shares had been transferred to meet the company’s obligations under its employee share plans and at that date, the company held 7.6 million treasury shares, which is equal to approximately 0.06% of the issued share capital (excluding treasury shares) at that date.

The company’s current intention is to hold any shares purchased under this authority as treasury shares but it retains the flexibility to cancel them or sell them for cash if it considers this to be in the best interests of the company. The authority will expire at the end of the 2018 AGM although the directors intend to seek renewal of this power at each AGM.

As at 8 May 2017, there were options outstanding over 199 million shares (all of which were in respect of options granted under the savings-related share option plans), representing 2% of the company’s issued share capital (excluding treasury shares).

If the authority given by this resolution were to be fully used, these options would represent 2.25% of the company’s issued share capital (excluding treasury shares). There are no warrants outstanding.

Resolution 22: Authority to call a general meeting on 14 days’ notice

That the company may call a general meeting (but not an AGM) on at least 14 clear days’ notice.

The Companies Act 2006 requires that general meetings are held on 21 days’ notice unless

Notice of Meeting 2017	BT Group plc	11

Notice of meeting continued

shareholders have approved a shorter notice period. This resolution means we would give you two weeks’ or more notice of a general meeting. It will be effective until our next AGM, when we may propose a similar resolution. We expect that the authority would be used only in exceptional circumstances.

The following resolution will be proposed as an ordinary resolution.

Resolution 23: Authority for political donations

That British Telecommunications plc, a wholly-owned subsidiary of the company, be authorised to make political donations to political:

(a)	parties and/or independent election candidates not exceeding £75,000 in total; and

(b)	organisations other than political parties not exceeding £25,000 in total during the period beginning with the date of the 2017 AGM and ending at the end of the day on which the 2018 AGM is held.

The terms ‘political donation’, ‘political parties’, ‘independent election candidates’ and ‘political organisation’ have the meanings given by sections 363 to 365 of the Companies Act 2006 (2006 Act).

Our policy is that no company in the group will make contributions in cash or kind to any political party, whether by gift or loan. However, the definition of political donations used in the 2006 Act is very much broader than the sense in which these words are ordinarily used. It could cover things like making members of parliament and others in the political world aware of key industry issues and matters affecting the company, enhancing their understanding of BT.

The authority we are requesting in this resolution is not intended to change this policy, but will ensure that the group continues to act within the provisions of the 2006 Act requiring companies to obtain shareholder authority before they can make donations to EU political parties and/or political organisations as defined in the 2006 Act.

During 2016/17, the company’s wholly owned subsidiary, British Telecommunications plc, paid (i) the costs of attending corporate days at the Conservative party conference and the Labour party conference; and (ii) costs associated with participating in an event as part of the EU referendum debate. These costs totalled £6,870 (2015/16: £4,192). No loans were made to any political party by any company in the BT group.

Important notes

The following notes explain your general rights as a shareholder and your right to attend and vote at the 2017 AGM or to appoint someone else to vote on your behalf.

Register of members and proxies

Only shareholders on the BT Group Register of Members at 6:30pm on 10 July 2017 are entitled to attend, speak and vote at the AGM, or, if the meeting is adjourned, 6:30pm two days prior to the time fixed for the adjourned meeting.

If you are unable to attend and vote, you can appoint another person as your proxy to exercise all or any of your rights to attend, speak and vote at the meeting. You may appoint more than one proxy in relation to the meeting, provided you appoint each proxy to exercise the rights attached to a different share or shares held by you. A proxy need not be a shareholder of the company. On a poll, the number of shares you hold as a shareholder at 6:30pm on 10 July 2017 will decide the number of votes that you may cast. Changes after that time will not be taken into account.

An AGM admission card/proxy card accompanies this Notice of meeting.

12	BT Group plc	Notice of Meeting 2017

Nominated persons

Unless you are a shareholder you do not have a right to appoint any proxies under the procedures set out above, or referred to under the heading ‘AGM information’ on page 14.

You may nevertheless have a right under an agreement between you and a shareholder of the company (Relevant Shareholder) who has nominated you to have information rights, to be appointed, or to have someone else appointed, as a proxy for the meeting; or to give instructions to the Relevant Shareholder on the exercise of voting rights.

If you are uncertain about your rights or about your investment you should contact the person or organisation that administers that investment.

Shareholders’ rights

Shareholders at the AGM have the right to ask questions relating to its business. The chairman need not answer if, for example, it would involve disclosing confidential information or would not be in the company’s interests or would disrupt the good order of the AGM.

If enough shareholders act together to make requests under sections 527 and 528 of the 2006 Act, the company may have to publish on its website a statement setting out any matter relating to the audit of its accounts or any circumstance connected with its auditors ceasing to hold office.

The company cannot make shareholders requesting this pay its expenses in complying with these sections. It has to forward the statement to its auditors before it publishes the statement. The business which may be dealt with at the AGM includes any such statement.

Shareholders meeting the threshold and time limit set out in sections 338 and 338A of the 2006 Act can make the company give its members notice of a resolution and/or include in the business to be dealt with at the AGM any matter which may be properly included in that business.

Shares

The total number of issued and fully paid ordinary shares of 5p each at 8 May 2017, the latest practicable (business) date before the publication of this document, was 9,968,127,681, carrying one vote each.

The total number of voting rights in the company at that date was 9,960,492,666 (excluding treasury shares).

Documents

Copies of all service contracts and letters of appointment between the directors and the company are available for inspection during business hours at our registered office on any weekday (but not on public holidays) and will also be available for inspection at the AGM venue from 9:30am on the day of the meeting until the end of the meeting.

Recommendation

Your directors believe that the proposals set out in Resolutions 1 to 23 are in the best interests of shareholders as a whole and unanimously recommend that you vote in favour of all these resolutions. They intend to do so in respect of their own beneficial holdings.

By order of the Board

Dan Fitz

Group General Counsel & Company Secretary

81 Newgate Street

London EC1A 7AJ

11 May 2017

Notice of Meeting 2017	BT Group plc	13

AGM information

Time and place of meeting

10:30am on Wednesday

12 July 2017 at Old Billingsgate,

1 Old Billingsgate Walk, London,

EC3R 6DX

Programme

–	9.30am Doors open to shareholders

–	10.30am Meeting begins

–	12.30pm approx Meeting ends

You can find further information about the venue at: www.oldbillingsgate.co.uk

Who may attend?

If you’re on the BT Group Register of Members at 6:30pm on 10 July 2017, you are entitled to attend, speak and vote at the AGM.

All joint shareholders can attend and speak at the meeting. If more than one joint holder votes, only the vote of the first shareholder listed on the Register of Members will be counted.

Can I bring a guest?

We may, at our discretion, admit guests who are accompanying shareholders. We’ll admit anyone accompanying a shareholder who is in a wheelchair, or is otherwise in need of assistance.

I’m unable to attend – what can I do?

If you’re not going to be at the meeting, you can appoint another person (a proxy) to attend the meeting, speak, and/or vote on your behalf.

This can be done online at www.sharevote.co.uk or by post. The appointment must be received by our Registrars, Equiniti, by 10:30am on Monday 10 July 2017. The number of shares you hold at the above register deadline will decide how many votes you or your proxy/ies will have on a poll. You can find more information about appointing a proxy in the notes on the enclosed AGM admission card/proxy card.

When do I have to appoint a proxy or vote by?

Our Registrars, Equiniti, must receive your online or postal proxy appointment and voting instructions by 10:30am on Monday 10 July 2017.

What do I need to bring to the AGM?

Please bring your AGM admission card/proxy card or email notification with you to help with identification, and keep it until the end of the meeting to vote. You may also find it helpful to bring this document with you, to refer to it during the meeting.

14	BT Group plc	Notice of Meeting 2017

What do I need to do if I want to ask a question?

The chairman will answer questions on any of the resolutions. If you wish to ask a question, please go to a Question Registration Point. To be fair to other shareholders who want to ask a question, we ask you not to register more than one question.

We’ll not register a question unless it is relevant to the business of the meeting. If you have a question on an individual customer service issue, we’ll direct you to the Customer Help Desk. The chairman cannot deal with individual service issues.

Will there be refreshments?

Yes. We’ll have light refreshments available before and after the meeting.

What facilities do you have for shareholders with disabilities?

The venue is wheelchair accessible and we’ll have the following facilities:

–	sound amplification;

–	induction loop; and

–	sign language interpretation.

How do I vote at the meeting?

Voting on all matters except procedural issues will be on a poll.

At the end of the meeting, we’ll ask you to vote on all the resolutions by placing a cross in one of the boxes alongside each resolution on your AGM admission card/ proxy card and then putting the card in a voting box as you leave the auditorium.

The results of the polls will be announced by way of a stock exchange announcement and published on the company’s website as soon as reasonably practicable following the conclusion of the meeting.

Security

For security reasons and to speed up admission, please don’t bring suitcases, large bags, cameras, laptops or tape recorders to the meeting. If you do, we may ask you to deposit them in a secure property store for collection after the meeting. We’ll allow tablet devices.

No one attending the meeting may hand out leaflets or pamphlets in the venue.

Mobile devices

Please ensure that you switch off mobile devices during the meeting.

If you have any queries about the meeting, please call our Shareholder Helpline on:

Freefone

0808 100 4141

(+44 121 415 7178*) or on

Textphone

0800 169 6907

(+44 121 415 7028*)

*Calls from outside the UK

Lines are open 8.30am to 5.30pm UK time, Monday to Friday, excluding public holidays in England and Wales.

Notice of Meeting 2017	BT Group plc	15

AGM information continued

Useful links

Together with this Notice of meeting 2017, you’ll find the Annual Report 2017, which contains other information required by section 311A of the Companies Act 2006, on our website at WWW.BT.COM/ANNUALREPORT You can request a printed copy of the Annual Report 2017 (and be registered to receive printed copies in future years), free of charge, by getting in touch with our Registrars, Equiniti, via the Shareholder Helpline or by post. Contact information can be found overleaf. You may also find the following links useful:

Sign up as an e-shareholder WWW.BT.COM/SIGNUP

Shareholder offers WWW.BT.COM/SHAREHOLDEROFFERS

Delivering our purpose WWW.BT.COM/DELIVERINGOURPURPOSE

Information for individual shareholders WWW.BTPLC.COM/SHARESANDPERFORMANCE/ SHAREHOLDERS

BT news and media WWW.BTPLC.COM/NEWS

About BT WWW.BTPLC.COM/THEGROUP

Data Protection Statement

The Company (references to ‘Company’ include BT Group plc and British Telecommunications plc) collects and processes information provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in any scheme or plan. This information (which is your personal data) includes your name and contact details, the votes you cast and the Reference Number attributed to you by the Company. The Company may process your personal data for the purposes of compiling and updating the Company records, fulfiling its legal obligations, processing the shareholder rights you exercise, and contacting you with shareholder information and related communications (‘the Purposes’). The Company may engage a third party to do this (for example our Registrars, Equiniti) who may process your personal data on the Company’s behalf to carry out the Purposes. They have to follow the Company’s instructions at all times and comply with the Data Protection Act 1998.

The Company might transfer your personal information to places outside the European Economic Area and store it there, where the Company’s or its Suppliers’ people might process it to carry out the Purposes and for no other purpose. If that happens, they are required to apply the same security standards as when the Company processes your information in the UK. Personal data is held only as long as necessary to fulfil the Purposes and in line with the requirements of the Data Protection Act.

To find out more about how BT protects your personal information as a BT customer, visit WWW.BT.COM/PRIVACYPOLICY

Participants in EasyShare, please see Equiniti Financial Services Limited’s website for further information in relation to processing of your personal data (WWW.SHAREVIEW.CO.UK/INFO/CSN)

16	BT Group plc	Notice of Meeting 2017

The AGM will be held at Old Billingsgate, 1 Old Billingsgate Walk, London, EC3R 6DX. A map of the area is below and further AGM information can be found on pages 14 and 15.

POULTRY
Bank
CORNHILL
GRACECHURCH ST
LEADENHALL ST
Aldgate
QUEEN VICTORIA ST
LOMBARD ST
CANNON ST
Monument
Fenchurch Street
FENCHURCH ST
UPPER THAMES ST
Cannon Street
HART ST
EASTCHEAP
ST DUNSTAN'S HILL/MINCING LN
MARK LN
Tower Hill
Old Billingsgate
LOWER THAMES ST
SOUTHWARK BRIDGE
LONDON BRIDGE
Tower of London
HMS Belfast
London Bridge
SOUTHWARK ST
BOROUGH HIGH ST
The Shard
TOOLEY ST
TOWER BRIDGE

Contact

Information

Telephone

Shareholder helpline – for general enquiries call:

Freefone

0808 100 4141

(+44 121 415 7178*)

Textphone

0800 169 6907

(+44 121 415 7028*)

*Calls from outside the UK

Email

You can find information on how to manage your shareholdings at https://help. shareview.co.uk

If your question is not answered by the information provided, you can send your enquiry via secure mail from these pages.

You may not use any electronic address provided either in this Notice of meeting or any related documents (including the form of proxy) to communicate with the company for any purposes other than those expressly stated.

Post

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom (please include a daytime telephone number)

BT Group plc

Registered office: 81 Newgate Street, London EC1A 7AJ Registered in England and Wales No. 4190816 Produced by BT Group

PHME: 80258

Printed in England by Pindar Scarborough Ltd

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WWW.BT.COM